SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                              Commission File Number:  0-10696

                                                       CUSIP Number:  541410106

(Check One)
|X| Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 1997

[ ]  TRANSITION Report on Form 10-K and Form 10-KSB
[ ]  TRANSITION Report on Form 20-F
[ ]  TRANSITION Report on Form 11-K
[ ]  TRANSITION Report on Form 10-Q and Form 10-QSB
[ ]  TRANSITION Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                       N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant    LogiMetrics, Inc.

Former Name if Applicable  N/A

Address of Principal Executive Office (Street and Number)      50 Orville Drive

City, State and Zip Code   Bohemia, New York 11716

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed).

     LogiMetrics, Inc. (the "Company") is not able to file its Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 (the "Form 10-KSB") within the time period prescribed for such report without unreasonable effort or expense. In connection with the preparation of its audited financial statements for the fiscal year ended June 30, 1997, the Company is continuing to review the appropriate application of its revenue recognition policies. In addition, the Company is continuing to review its inventory valuation in light of the Company's acquisition of mmTech, Inc., which was acquired by the Company in April 1997. At this time, the Company has not completed its review of these matters. As a result, the Company is unable to file the Form 10-KSB until that review has been completed.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Russell J. Reardon,
Senior Vice President of Finance and Administration           (516) 784-4110
--------------------------------------------------------------------------------
(Name and Title)                     (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                             |X|  Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             |X|  Yes           [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         See Schedule 1 attached hereto.



                                LogiMetrics, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 30, 1997           By:       /s/ Russell J. Reardon
                                         ---------------------------
                                            Name: Russell J. Reardon
                                            Title:  Senior Vice President of
                                                    Finance and Administration

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                   Schedule 1

     The following discussion reflects the acquisition of mmTech, Inc. ("mmTech") by the Company in April 1997. The acquisition was accounted for as a pooling-of-interests. Under this accounting method, the financial statements of the Company have been restated retroactively to reflect the consolidated results of operations and financial condition of the Company and mmTech as if the acquisition had taken place prior to the periods covered by such financial statements.

     For the fiscal year ended June 30, 1997, the Company expects to report that its net revenues increased substantially compared to net revenues for the fiscal year ended June 30, 1996 as a result of increased sales of equipment for the local multi-point distribution service ("LMDS") market, as well as increased sales of TWTAs and other high-powered amplifiers in the Company's traditional markets.

     Similarly, the Company expects to report that its gross profit for the fiscal year ended June 30, 1997 increased significantly compared to fiscal 1996 gross profit as a result of increased sales of LMDS equipment. In fiscal 1996, the Company had a negative gross profit as a result of inventory write-downs and other charges incurred in connection with the re-focusing of the Company's business on commercial markets.

     The Company expects to report a net loss for the fiscal year ended June 30, 1997. However, the Company expects that the net loss will be significantly lower than the $5.1 million recorded in fiscal 1996. At this time, the Company is unable to specifically quantify its expected results of operations for the fiscal year ended June 30, 1997 as a result of the matters described in Part III above.